BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

February 13, 2019

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.

File No. 333-226811

  Dear Ms. Rossotto and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral legal and accounting comments provided on October 25, 2018 and November 1, 2018 by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-14 (File No. 333-226811) filed on August 13, 2018 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing a revised version of its Registration Statement. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

NAST Analysis

1.                  Please revise your conclusion in the “Investment Policies/Strategy” section of Factor 2 (Investment Objectives, Polices and Restrictions) to acknowledge (i) PWAY’s infrastructure focus and FLEX’s lack of such a focus and (ii) that both TPIC and PWAY have an investment focus on debt securities.

Response: The memo regarding the NAST analysis has been revised as requested.

2.                  In Factor 5 (Portfolio Composition), you state that “[a]pproximately 30% of FLEX’s portfolio will be comprised of the equity and junior debt tranches of CLOs.” Please reconcile this with the table on page 5 of the Form N-14 which shows that pro forma, 15% of FLEX’s portfolio will be in Equity/CLOS.

Response: To clarify, as of the merger closing date, Equity/CLOs are expected to comprise 15% of FLEX’s portfolio based on the existing investments of both PWAY and TPIC. However, as part of the portfolio repositioning, PWAY is selling approximately $5.2 million fair value

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

investments that are not “qualifying assets” for BDC purposes. With these proceeds, PWAY intends to (i) re-invest $1.5 million in “qualifying assets” for BDC purposes, and (ii) re-invest $3.6 million in CLOs, which will result in a 30% CLO portfolio allocation for FLEX. The Memo regarding the NAST Analysis has been revised to include this analysis.

3.                  In general, if you are proposing PWAY as the accounting survivor, the analysis should be very persuasive and include details. Consider revising your conclusions to acknowledge that some factors could go either way but you believe they should be decided in a certain way rather than stating that they are “clearly” in favor of one party as the accounting survivor.

Response: The memo regarding the NAST analysis has been revised as requested.

N-14 – Accounting Comments

4.                  In several places, you state that interval funds such as PWAY are required to maintain asset coverage of 300%. Please clarify your disclosure, as interval funds are subject to asset coverage of 300% for senior securities representing indebtedness and 200% for senior securities that are stock.

Response: The disclosure has been clarified as requested.

5.                  Please remove remaining statements that a PWAY investor will “benefit from the protections of the 1940 Act associated with BDCs,” as such statement was removed elsewhere in response to our prior comment 8. [p. 4, p. 149]

Response: The disclosure has been revised as requested.

6.                  In the table row titled “Expense Limitation Agreement / Expense Support Agreement” on pages 9-10, the TPIC column describes the $2 million cap, which is subject to consummation of the Merger, but does not cover the original agreement. Please ensure that your disclosure accurately describes the current/pre-Merger arrangements for TPIC.

Response: The disclosure has been revised as requested.

7.                  On page 15, you state that each of PWAY and TPIC estimates its merger costs will be approximately $500,000. Please confirm these estimates are still accurate or update them, as appropriate.

Response: TPIC now estimates that its merger costs will be approximately $600,000. PWAY is currently reevaluating its merger cost estimates and will update the amounts in the next filing of the N-14.

8.                  On page 27, in the bullet point titled “ESA Reimbursement Amount,” you state that the “cap is expected to materially reduce the obligations that TPIC would otherwise be required to pay to the TPIC Investment Adviser if the Merger were not completed” (emphasis added). Please clarify the amounts compared when making this statement.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The disclosure has been revised as requested.

9.                  On page 22 of Post-Effective Amendment No. 6 to Registration Statement on Form N-2, footnote 8 indicates that “Other Expenses (estimated)” includes expenses associated with the distribution reinvestment plan. Please make your disclosure in the Form N-14 fees and expenses table on page 35 consistent in this regard.

Response: The disclosure has been revised as requested.

10.              On page 35, please revise the “PWAY Class I Shares” column so that it foots correctly.

Response: The table has been updated so that the numbers add correctly.

11.              On page 36, please clarify your disclosure in footnote 3 of the fees and expenses table that amounts in the table “represent the actual expenses incurred over the last 12 months by PWAY” in light of your added disclosure in footnote 12 that the Shareholder Services Plan fee is reflected “as if it had been outstanding the entire year.”

Response: The footnotes have been revised to indicate that the Shareholder Service Fee was not charged for the full 12 months.

 12.              On page 35, please clarify how the amounts listed under “Total annual expenses (after fee waiver and reimbursement)” for PWAY Class A Shares and PWAY Class I Shares (11.09% and 10.79%, respectively) reconcile with the disclosure in footnote 14 that suggests that PWAY’s expenses are contractually limited to 8.00% or 7.75% under the expense limitation and reimbursement agreement.

Response: The main reason that the actual expenses exceed the expense cap amounts is the impact of the acquired fund fees and expenses tied to the CLO investments. These are expenses indirectly incurred by PWAY through its CLO investments, which are not covered under the expense limitation agreement. Additionally, interest expense is also excluded from the expense limitation agreement.

13.              On page 37, please clarify your disclosure in footnote 14 that “a reduction of fees is not displayed in this table,” as a reduction of fees does seem to be shown in the table.

Response: The footnote will be clarified to indicate that the pro forma column does not reflect the expense limitation agreement.

14.              On page 36, in your description of the FLEX ELA, please disclose the terms by which amounts waived pursuant to the FLEX ELA may be subject to repayment to the New Investment Adviser by FLEX.

Response: The disclosure has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

15.              On page 42, you state that “The Unaudited Pro Forma Condensed Consolidated Financial Data does not include adjustments to reflect all net cost savings or other operational efficiencies that may be realized as a result of the merger of PWAY into TPIC.” Please clarify what is meant by this statement.

Response: The sentence in question has been updated to indicate that the Unaudited Pro Forma Condensed Consolidated Financial Data does include adjustments.

16.              On page 42, the data in the second table appears to be for PWAY rather than FLEX. Please revise as necessary.

Response: The information in the identified table has been corrected.

17.              Your responses to prior comments 62 and 63 advise that revisions were made to page 111. Please make such revisions.

Response: The document has been revised as requested.

18.              In the pro forma financial statements, any valuation differences should be included. If the portfolios were parallel priced and you concluded that no adjustments were necessary, please confirm this in your response.

Response: The Funds confirm that, with the exception of one private equity investment that is still under review, all holdings of both TPIC and PWAY have been valued using the valuation policies and procedures of FLEX and that no valuation adjustments were necessary. If any adjustment is necessary based on the one investment still under review, the pro forma financial statements will be updated accordingly. Based on the review of that investment to date, no adjustment is anticipated.

19.              Please identify which entity is the accounting survivor.

Response: It is anticipated that PWAY will be the accounting survivor in the Merger. The disclosure has been revised accordingly as requested.

20.              Please clarify [in correspondence] how the capital gains incentive fee will be calculated post-Merger. For example, is there any day-one step-up in basis?

Response: In connection with the merger, all current investments will maintain their original cost basis. The capital gains incentive fee will be assessed yearly net of all realized capital losses and unrealized capital depreciation.

N-14 – Legal Comments

21.              Please revise to make the disclosures simple and clear, particularly in the letters to stockholders, Questions and Answers, and Summary sections. Focus on removing extraneous or duplicative information and using plain English, with the aim of providing stockholders with the material information needed to vote on the proposals in an informed manner.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised as requested.

22.              Please revise each stockholder letter to more prominently feature the information that is material to stockholders voting on the proposals. For example, in the letter to TPIC stockholders, the information in the first paragraph regarding the board of directors should be moved down, and the information in the fifth paragraph regarding the post-merger fund should be moved up. Consider whether or not all of the information currently presented needs to be presented in the stockholder letters.

 Response: The document has been revised as requested.

  23.              Please add a brief discussion of PWAY’s status as an interval fund to the TPIC stockholder letter. In addition, please move up the description of the asset coverage proposal and explain such proposal in plain English.

Response: The document has been revised as requested.

24.              Please revise the PWAY stockholder letter in a similar manner to that requested by comments 2 and 3. In particular, PWAY stockholders should be presented with information on how share repurchases and increased leverage at FLEX would differ from PWAY. Make clear to PWAY stockholders that by voting for the merger, they are approving the increased leverage of FLEX post-merger. In addition, make clear that PWAY stockholders would become subject to FLEX’s share repurchase program, which, unlike the programs required of interval funds, is not guaranteed, and that repurchases will occur on an ongoing basis for a lesser percentage of shares than under PWAY’s program.

Response: PWAY’s stockholder letter has been revised as requested.

25.              Within the first few pages of the joint proxy statement, please include a clear description of the proposals TPIC stockholders are voting on and the proposals PWAY stockholders are voting on. Consider presenting this information in a table.

Response: The document has been revised as requested.

26.              On page 2, please explain the material terms of the Merger in the answer to the question “Why am I receiving these materials?”, including differences in fees. Consider whether the paragraph beginning “If you hold some or all of your shares in a brokerage account…” can be moved to a less prominent location.

Response: The document has been revised as requested.

27.              On page 4 and elsewhere, please remove remaining statements that a PWAY investor will “benefit from the protections of the 1940 Act associated with BDCs,” as such statement was removed elsewhere in response to our prior comment 8. PWAY.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised as requested.

28.              In general, please simplify the section entitled “Questions and Answers About the Stockholder Meetings and the Merger.”

Response: The document has been revised as requested.

29.              On page 4, in the answer to the question beginning “How does PWAY’s investment strategy differ from that of TPIC…”, please simplify your disclosure, including, for example, by removing the parenthetical “(each as defined and described herein)”. Consider adding a chart contrasting the strategies of TPIC and PWAY.

Response: The document has been revised as requested.

30.              In the table of portfolio statistics on page 5, please add a qualification that the combined and pro forma data may change. If you anticipate any changes may be necessary to the data as a result of the Special Repurchase Offer or the payment of the expense reimbursement amounts, please so indicate in a footnote to the table.

Response: The document has been revised as requested.

31.              In the table spanning pages 5 through 11, please simplify the disclosure and remove any items that are not material to a stockholder deciding how to vote. Please use plain English.

Response: The document has been revised as requested.

32.              On page 11, the information in the answer to the question “What are the primary differences between an interval fund and BDC?” should be included in the chart immediately above.

Response: The Funds respectfully advise the Staff that the chart does contain the information in the answer to the question “What are the primary differences between an interval fund and BDC?” The chart has been revised to highlight these points.

33.              On page 11, in the paragraph beginning “In addition, under the 1940 Act, interval funds have an asset coverage ratio requirement of 300%...”, please state clearly that if TPIC’s stockholders approve Proposal 4, FLEX will immediately be able to incur additional leverage.

Response: The document has been revised as requested.

34.              On page 12, we note your added language that “FLEX expects to suspend its share repurchase program until such time as the Special Repurchase Offer…is completed.” Please include this information in the stockholder letters.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The N-14 has been revised throughout to state that the FLEX intends to continue to conduct its share repurchase program following the Merger and concurrently with the Special Repurchase Offer.

35.              On page 12, in the question “Will FLEX conduct repurchase offers if Proposal 4 is approved by TPIC stockholders and the Merger is completed?” (and elsewhere in the document), please revise your presentation to make clear that Proposal 4 is a condition to the Merger going forward and there is not a scenario in which the Merger is completed but Proposal 4 is not approved.

Response: The document has been revised as requested.

36.              On page 23, you state that “FLEX intends to employ leverage as market conditions permit.” Please add disclosure that use of increased leverage presents a conflict of interest for the New Investment Adviser because of the potential to earn higher fees.

Response: The document has been revised as requested.

 37.              On page 26 and elsewhere, you state that “The Merger should provide TPIC with a substantially larger asset base…” Consider whether the word “substantially” is appropriate. In this same paragraph and throughout the document, consider whether references to TPIC should instead be references to FLEX.

Response: The document has been revised as requested.

38.              On page 28, you state that the PWAY Investment Adviser believed that liquidating PWAY “would be more risky to PWAY and its stockholders as a result of having to sell portfolio investments in a forced manner that might not result in the most attractive prices.” Please reconcile this with your other disclosure that PWAY will need to reposition a large portion of its portfolio in connection with the Merger.

Response: The document has been revised to indicate that it is PWAY’s Level 3 assets (its CLO positions) that would be difficult to sell quickly and that it is those investments that are able to be merged with and into FLEX.

 39.              In the bulleted list on page 28, please provide additional information as to the PWAY board of directors’ consideration of each of the material factors listed. In this regard, please also explain in your response letter how the PWAY board of directors became comfortable with the liability associated with the $2 million reimbursement payment going forward.

Response: The document has been revised as requested. Please see the response to comment 57(d) for a discussion of the benefits of the structure of the $2 million reimbursement to PWAY stockholders. PWAY’s board of directors reviewed this information in connection with its review of the Merger. Given the totality of the facts, in particular the pre-Merger NAV adjustment and expense cap limitations on repayments, PWAY’s board of directors determined that the $2 million reimbursement and its structure were fair to PWAY’s shareholders.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

40.              On page 31 and elsewhere, you state that “the TPIC Investment Adviser” will be entitled to 50% of all distributions from the New Investment Adviser.” Please clarify what is meant by “distributions.”

Response: The document has been revised as requested.

41.              In footnote 15 on page 37, please disclose the terms by which amounts waived pursuant to the FLEX ELA may be subject to repayment to the New Investment Adviser by FLEX.

Response: The document has been revised as requested.

42.              On page 47, you state that “shares of common stock of the combined surviving company will have limited liquidity and the holders thereof may not receive a full return of their invested capital if they sell their shares,” but also that “FLEX’s stockholders should expect that they will be unable to sell their shares for an indefinite time or at a desired price.” Please ensure that the language in this risk factor is consistent regarding the ability of FLEX stockholders to sell their shares. TPIC

Response: The document has been revised as requested.

43.              We note the language added on page 48 regarding the $2 million reimbursement payment. Please include a separate risk factor on the risks associated with this payment.

Response: The document has been revised as requested.

44.              On page 49, you describe risks associated with a decline in the value of FLEX’s assets. Please consider the possibility that the Special Repurchase Offer may result in all TPIC stockholders selling all of their shares, and whether FLEX could be unable to engage in borrowing for a year due to its requirement to have sufficient liquidity to satisfy such repurchases. If such a risk exists, please disclose this limitation on FLEX’s operating ability.

Response: The document has been revised as requested.

45.              In your disclosure on page 68 regarding FLEX’s share repurchase program, please make clear that stockholders will have limited or no opportunity to sell their shares.

Response: As discussed in response to comment 34, FLEX will continue its share repurchase program following the Merger and concurrently with the Special Repurchase Offer made to the former stockholders of TPIC. The document has been revised accordingly to this effect.

 46.              We note the language added on page 68 stating that “as a BDC, FLEX may amend, suspend or terminate its share repurchase program in its sole discretion…” Please add a separate risk factor covering this risk, and include similar language in the stockholder letters or shortly thereafter.

 Response: The document has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

47.              On page 72, we note your added language regarding risks associated with the Special Repurchase Offer. Please enhance this disclosure and consider other factors associated with the Special Repurchase Offer, such as: (i) PWAY stockholders will not be able to participate; (ii) FLEX may be forced to sell assets to satisfy the repurchase obligation; (iii) FLEX may borrow funds to satisfy repurchases, increasing the leverage in the resulting fund; and (iv) the Merger may not result in a larger asset base.

Response: The document has been revised as requested.

48.              Proposal 4 is first explained in detail beginning on page 107. In a separate section earlier in the document, please include a plain English description of the proposal, using language similar to that found in the first two paragraphs of page 73 and in the section beginning on page 107.

Response: The document has been revised as requested.

49.              Consider whether references on page 108 to TPIC should instead be references to FLEX.

Response: The document has been revised as requested.

50.              On page 112, please make clear that the “Eligible Special Repurchase Offer Participant” are TPIC stockholders only.

Response: The document has been revised as requested.

 51.              On page 113, we note the added language that “The assets of FLEX may be depleted to fulfill repurchases under the Special Repurchase Offer.” Please enhance this disclosure and feature it more prominently in Proposal 4.

Response: The document has been revised as requested.

52.              On page 154, you state that “approximately 52% of PWAY’s portfolio…is expected to be rolled over into FLEX with the remaining portfolio to be sold and invested...consistent with FLEX’s investment objective and strategy.” Please ensure this is consistent with your response to prior comment 3 regarding the portfolio repositioning, and revise as necessary. In addition, please clarify what is meant by “the remaining portfolio.”

Response: The disclosure has been clarified as requested.

53.              On page 182, please review references to TPIC in the introductory paragraph and consider whether they should instead refer to FLEX.

Response: The document has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

54.           On page 182, please explain how the board of directors will determine that the payment to the sub-administrator is appropriate. In response to prior comment 29, you indicated that such payment would be subject to an annual Section 15(c) review process. Please include this in your disclosure.

Response: The document has been revised as requested.

55.           On page 201, you state that “the TPIC Investment Adviser has agreed to reimburse a total of $5,067,191 as of June 30, 2018” in connection with the TPIC Expense Support Agreement. Please clarify your disclosure to make clear what amount is actually owed and outstanding. Since it appears that some of the presented aggregate amount since inception is aged beyond the three-year lookback period, consider whether presenting an aggregate amount is useful to stockholders or if it should be removed.

Response: The document has been revised as requested.

56.           On page 254, we note the section entitled “Co-Investment Opportunities.” As co-investment opportunities are presented elsewhere in the document as a material reason for the Merger, please present this information earlier in the document.

Response: The document has been revised as requested.

Expense Reimbursement Agreement

57.           With regard to the proposed $2 million repayment of previously-waived expenses of TPIC, please respond in writing, with citations to authority, on the following matters:

a.                  Please explain why the side letter agreement does not violate Section 15 of the Investment Company Act of 1940, as amended (the “1940 Act”), by materially amending the TPIC investment advisory agreement or the TPIC expense support agreement without a shareholder vote.

Response: The side letter agreement between TPIC and the TPIC Investment Adviser (the “Side Letter”) is not an investment advisory agreement that requires shareholder approval under Section 15 of the 1940 Act1 and it does not amend any investment advisory agreements. Instead, the Side Letter amends the existing support agreement (the “ESA”) between TPIC and the TPIC Investment Adviser. Specifically, the Side Letter provides for (i) the termination of the ESA upon the closing of the Merger and (ii) the repayment of amounts owed by TPIC to the TPIC Investment Adviser under the terms of the ESA.

  Section 15(a) of the 1940 Act makes it unlawful for any person to serve as an investment adviser of a registered investment company, except pursuant to a written contract that has been approved by the vote of a majority of the outstanding voting securities of such registered investment

1 15 U.S.C. § 80a-15(a).

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

company. However, the ESA is not an investment advisory agreement that requires shareholder approval. The ESA does not address the provision of investment advisory services by the TPIC Investment Adviser nor does it provide for any compensation payable to the TPIC Investment Adviser for its services. Instead, the ESA allows the TPIC Investment Adviser to advance certain expenses on behalf of TPIC and provides for the repayment of those advances under certain circumstances. Although the ESA was originally approved by the board of directors of TPIC, including all of its independent directors, shareholder approval was not required for the adoption of the ESA and is not required in connection with the amendments to the ESA provided by the Side Letter.2

Further, TPIC’s shareholders are being asked to approve, among other things, both the consummation of the Merger and the entering into a new investment advisory agreement with the New Investment Adviser. While the shareholders are not specifically being asked to vote on the terms of the Side Letter, the execution of the Side Letter and the transactions contemplated thereby is a condition to the closing of the Merger.

b.                  Please explain why the $2 million repayment shouldn’t be considered a termination “penalty” prohibited by Section 15.

Response: The proposed repayment of previously-waived expenses of TPIC is not a penalty under the terms of the existing investment advisory agreement between TPIC and the TPIC Investment Adviser. As is discussed in response to Comment 21(a) above, the Side Letter does not amend or otherwise affect the terms of the existing investment advisory agreement but instead amends the ESA. Further, the Side Letter does not penalize TPIC or its shareholders but instead provides a benefit to TPIC by both reducing the amounts TPIC otherwise owes and deferring (without interest) payment of this amount to a future date.3

The ESA (and not the Side Letter) provides that upon its termination, TPIC is required to promptly pay to the TPIC Investment Adviser all expense support payments paid by the TPIC Investment Adviser to TPIC within the last three years prior to the date of termination of the agreement that have not been previously reimbursed. Such expense support payments include documented expenses legitimately incurred by the TPIC Investment Adviser, such as operating costs and expenses, organizational costs and expenses and administrative expenses. As a result, any such requirement to repay expenses upon termination of the existing advisory agreement amounts to payment for expenses advanced and is not an additional payment being imposed under the ESA. The reference to the termination of the advisory agreement in the ESA is included only as a reference to a point in time where repayment would be required and does not tie the two agreements together. Further, the fees incurred under the advisory agreement are not increased or altered by the ESA. Absent the Side Letter, the ESA would terminate in accordance with its terms automatically upon the consummation of the Merger

2 Id.

3 Cf. Robert D. Brown Investment Counsel, Inc. (pub. avail. July 19, 1984) (staff stated that it may violate Section 206 [of the Investment Advisers Act of 1940] if a contract for investment supervisory services contained a provision restricting a client’s ability to terminate the contract or forcing the client to forfeit a portion of prepaid fees in the event of termination) and National Deferred Compensation, Inc. (pub. avail. Aug 31, 1987) (an adviser may not fulfill its fiduciary obligations if it imposes an additional fee on a client for choosing to change his investment).

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

and the appointment of the New Investment Adviser as the investment adviser to TPIC. At that time, TPIC would be required to promptly pay to the TPIC Investment Adviser all amounts advanced within the last three years. If such contractual obligations were not honored, TPIC would be in breach of its contract with the TPIC Investment Adviser which had entered into the ESA with the expectation of TPIC’s contractual obligations being performed. However, the TPIC Investment Adviser recognizes the burden that the termination of the ESA would have on TPIC and its shareholders and has attempted to mitigate that burden by agreeing to the terms of the Side Letter.

Per the Side Letter, instead of collecting all of the previously waived expenses owed to it upon termination of the existing investment advisory agreement and consummation of the Merger, the TPIC Investment Adviser agreed to cap the amount owed to it at the lesser of (i) all expense support payments paid by the TPIC Investment Adviser to TPIC within the last three years prior to the date of termination of the ESA that have not been previously reimbursed or (ii) $2 million4 (the “ESA Reimbursement Amount”). Accordingly, the Side Letter will provide TPIC and its shareholders with a discount on amounts otherwise owed to the TPIC Investment Adviser under the terms of the ESA. Further, rather than obligating TPIC to pay the amounts owed upon consummation of the Merger, the Side Letter allows the surviving fund to defer payment of the ESA Reimbursement Amount until the surviving fund has sufficient cash flow to make payments to the TPIC Investment Adviser and certain other conditions are met. (The response to comment 21(d), below, contains a more detailed description of the circumstances under which the surviving fund will pay the ESA Reimbursement to the TPIC Investment Adviser). The Side Letter does not impose a penalty on TPIC for the termination of the existing investment advisory agreement. Instead, the Side Letter lessens the burden on TPIC resulting from its decision to terminate its existing investment advisory agreement and the ESA.

c.                      Please explain why the $2 million repayment shouldn’t be subject to Section 15(f) as consideration being made in connection with the Merger.

Response: Section 15(f) of the 1940 Act restricts the benefits that an investment adviser may receive and helps minimize the burden to which an investment company may be subject in connection with the assignment of its investment advisory agreement under the Act.5 Section 15(f) was added to the 1940 Act in 1975 to “make it clear that an investment adviser to a mutual fund may be sold at a profit under conditions designed to protect fund shareholders.”6 In 1971, the Second Circuit had held that the “expectation of profits under an investment advisory contract is not an asset which, under the 1940 Act, the adviser can assign outright.”7 In that case, Plaintiffs’ case was predicated on a contention that the benefit received by the adviser was in large part in connection with the adviser’s assistance in bringing about the merger and the consequent appointment of new adviser, with the profits anticipated therefrom.8 However, as is discussed in response to prior comments, payment of the ESA Reimbursement Amount under the terms of the

4 Assuming the Merger is consummated on or prior to December 31, 2018, it is anticipated that the total expense support payments paid by the TPIC Investment Adviser will exceed $2 million and therefore the Side Letter will act to cap TPIC’s obligations at $2 million.

5 15 U.S.C. § 80a-15(f).

6 S. Rep. No. 94-75, at 140 reprinted in 1975 U.S.S.C.A.N. 179, 317.

7 Rosenfeld v. Black, 445 F.2d 1337, 1344 (2d Cir. 1971).

8 Id. See also SEC v. Insurance Securities, Inc., 254 F.2d at 650 (9 Cir.), cert. denied, 358 U.S. 823, 79 S. Ct. 38, 3 L. Ed. 2d 64 (1958), which states that one of the “well-established principles of equity,” is “that a personal trustee,

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Side Letter does not provide a benefit to the TPIC Investment Adviser and does not burden TPIC (which would have been the case if the Side Letter gave any additional rights to the TPIC Investment Adviser and/or imposed any additional obligations on TPIC). Instead, the Side Letter benefits TPIC by providing a discount and a deferment of amounts otherwise owed upon termination of the ESA. Under its terms, the ESA terminates automatically on December 31, 2018, unless extended by mutual agreement of TPIC and the TPIC Investment Adviser. In addition, the ESA may be terminated by either TPIC or the TPIC Investment Adviser on 30 days’ advance written notice and terminates automatically upon the termination of the existing investment advisory agreement or the dissolution or liquidation of TPIC. Upon termination of the ESA for any reason, TPIC is required to promptly pay to the TPIC Investment Adviser all amounts advanced within the last three years.

The Side Letter caps the amounts owed by TPIC at $2 million and defers payment of this amount until certain conditions are met. Accordingly, the ESA Reimbursement Amount does not confer a benefit on the TPIC Investment Adviser, does not burden TPIC and is, therefore, not subject to the terms of Section 15(f) of the 1940 Act.

d.                  Please explain the mechanics of the payment—which party will pay which other party, when it will be paid, under what conditions it will be paid, how it is payable, etc.

Response: Per the Merger Agreement, the ESA Reimbursement Amount will be charged against TPIC’s NAV prior to the Merger and will therefore result in a decrease in TPIC’s NAV that is then used to calculate the number of shares the former PWAY shareholders will receive in the Merger. As a result, the repayment of the ESA Reimbursement Amount will not harm the former PWAY shareholders because the former PWAY shareholders will receive a larger number of shares of TPIC (and will own a larger share of the surviving fund) than they would have owned absent the TPIC ESA Reimbursement Amount.

In addition to owning a larger percentage of the surviving fund, the former PWAY shareholders (along with the rest of the shareholders of the fund) will receive the benefits of the ESA Reimbursement Amount until such time as it is repaid by the surviving fund. Rather than repaying this amount at or prior to the Merger, the ESA Reimbursement Amount will be included in the assets of the surviving fund and will be invested alongside the remaining assets of the surviving fund. The former PWAY shareholders (along with the rest of the fund’s shareholders) will participate in any returns generated by these assets. (In other words, the surviving fund will have at least $2 million of additional assets following the Merger than it otherwise would if the ESA Reimbursement Amount was repaid prior to the closing of the Merger.) Further, as is discussed in greater detail below, the ESA Reimbursement Amount will not be repaid to the TPIC Investment Adviser until and unless certain conditions are met, including meeting minimum limitations regarding the surviving fund’s expenses ratio and distributions.

corporate officer or director, or other person standing in a fiduciary relationship with another, may not sell or transfer such office for personal gain.”

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Following the Merger, the payment of the ESA Reimbursement Amount will be governed by the terms of the Side Letter and the expense limitation agreement (the “ELA”) between the surviving fund and the New Investment Adviser, and in case of the Side Letter, the TPIC Investment Adviser. Pursuant to the ELA, the New Investment Adviser may waive all or a portion of its advisory fees (an “ELA Subsidy Payment”). These ELA Subsidy Payments are subject to repayment to the New Investment Adviser. Per the ELA, reimbursement of ELA Subsidy Payments may only be made to the New Investment Adviser if the surviving fund has sufficient excess cash on hand at the time of any proposed repayment and shall be limited to the lesser of (i) the excess of an annual rate, expressed as a percentage of the Fund’s average quarterly net assets, equal to 8.00% per annum over the fund’s actual operating expenses for such quarter and (ii) the amount of reimbursement which, when added to the fund’s expenses for such quarter, permits the fund to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of fund shares) from the sum of (x) the fund’s net investment income (loss) for such quarter plus (y) the fund’s net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). In other words, the surviving fund can reimburse the New Investment Adviser for any ELA Subsidy Payments only if it has excess cash on hand and it can make the reimbursement without causing the fund’s operating expenses for such quarter to exceed 8.00% on an annualized basis and as long as it can maintain a minimum distribution for such quarter of at least 6.00% (on an annualized basis) from current income and net realized gains (i.e., not from a return of capital). If the surviving fund is unable to make a full payment of any amounts due under the ELA for any applicable quarter because it does not have sufficient excess cash on hand, any such unpaid amount shall become a payable of the surviving fund for accounting purposes and shall be paid when the fund has sufficient cash on hand (subject to the Repayment Limitations).

In any given quarter, the Side Letter provides that the surviving fund can pay the ESA Reimbursement Amount only after the ELA Subsidy Payments have been reimbursed. In a quarter, once any ELA Subsidy Payments have been made, the surviving fund will pay an ESA Reimbursement Amount up to the extent of (1) its excess cash on hand and (2) the Repayment Limitations. Thus, if the surviving fund has sufficient cash to make any reimbursement payment without violating the Repayment Limitations, it will first make a payment to the New Investment Adviser to satisfy any previously advanced ELA Subsidy Payments and thereafter to the New Investment Adviser with respect to any ESA Reimbursement Amount then outstanding so that the New Investment Adviser can, pursuant to a separate agreement, make such payment to the TPIC Investment Adviser.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Jon Talcott at (202) 712-2806.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.